DGAP-Ad-hoc: AIXTRON SE / Key word(s): Mergers & Acquisitions/Offer
AIXTRON SE: Lowering of minimum acceptance threshold for the takeover offer by Grand Chip
Investment GmbH to the shareholders of AIXTRON SE from 60% to 50.1%

06.10.2016 / 18:11
Disclosure of an inside information according to Article 17 MAR.
The issuer is solely responsible for the content of this announcement.

AIXTRON SE: Lowering of minimum acceptance threshold for the takeover offer by Grand Chip Investment GmbH to the shareholders of AIXTRON SE from 60% to 50.1%

Herzogenrath, Germany, October 06, 2016 - AIXTRON SE (FSE: AIXA; NASDAQ: AIXG), one of the world's leading providers of deposition equipment to the semiconductor industry, announced today that Grand Chip Investment GmbH, with registered seat in Frankfurt am Main, lowered its minimum acceptance threshold for its takeover offer to the shareholders of AIXTRON SE from 60% to 50.1% .

Grand Chip Investment GmbH published the offer document for its voluntary public takeover offer in the form of a cash offer for all shares of AIXTRON (including AIXTRON Shares represented by AIXTRON ADSs) on 29 July 2016. The takeover offer and the agreements which are concluded by accepting the takeover offer are, as further described in the offer document, subject to various closing conditions, amongst others a minimum acceptance threshold of 60% of the total shares of AIXTRON (including AIXTRON Shares represented by AIXTRON ADSs).

Grand Chip Investment GmbH today amended this closing condition by lowering the minimum acceptance threshold to 50.1% (56,472,898 AIXTRON Shares including AIXTRON Shares represented by AIXTRON ADSs).

Due to this amendment of the closing condition to the takeover offer, the acceptance period of the offer is extended by two weeks. Thus, shareholders of AIXTRON will have until 21 October 2016, 24:00 local time Frankfurt am Main, Germany to accept the takeover offer.

Contact:

Guido Pickert
Investor Relations & Corporate Communications T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
invest@aixtron.com

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at http:// www.aixtron.com.

Additional information

This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The takeover offer for the outstanding ordinary shares (including ordinary shares represented by American depositary shares) of AIXTRON SE commenced on 29 July 2016. The terms and conditions of the takeover offer have been published in, and the solicitation and offer to purchase ordinary shares (including ordinary shares represented by American depositary shares) are made only pursuant to, the offer document and related offer materials prepared by Grand Chip Investment GmbH and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, "BaFin"). AIXTRON SE has filed a

Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the takeover offer on 11 August 2016; in addition, AIXTRON SE's Management Board and Supervisory Board has published a statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG). The now amended takeover offer as well as its English translation is available on the internet at www.grandchip-aixtron.com.

Acceptance of the takeover offer by shareholders that are resident outside Germany and the United States may be subject to further legal requirements. With respect to the acceptance of the takeover offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

The so called Tender Offer Statement (including the offer document, a related letter of transmittal and other related offer materials) and the Solicitation/Recommendation Statement, as they may be amended from time to time, as well as the Management and Supervisory Board's statement pursuant to Sec. 27 WpÜG (as amended from time to time), contain important information that should be read carefully before any decision is made with respect to the takeover offer because they, and not this document, govern the terms and conditions of the takeover offer. Those materials and other documents filed by Grand Chip Investment GmbH or AIXTRON SE with the SEC are available at no charge on the SEC's web site at www.sec.gov. In addition, Grand Chip Investment GmbH's Tender Offer Statement and other documents it has filed with the SEC will be available at www.grandchipaixtron. com.

06.10.2016 The DGAP Distribution Services include Regulatory Announcements, Financial/Corporate
News and Press Releases.
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Language: English
Company:	AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany
Phone:	+49 (2407) 9030-0
Fax:	+49 (2407) 9030-40
E-mail:	invest@aixtron.com
Internet:	www.aixtron.com
ISIN:	DE000A0WMPJ6, US0096061041
WKN:	A0WMPJ, A0D82P
Indices:	TecDAX
Listed:	Regulated Market in Frankfurt (Prime Standard); Regulated Unofficial Market in Berlin,
Dusseldorf, Munich, Stuttgart, Tradegate Exchange; Nasdaq

End of News DGAP News Service

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